UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Kelvin Wing Kee Lau

 Perfect World Co., Ltd.

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Telephone: +86 10 5780-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

47th Floor, Park Place, 1601 Nanjing Road West

Shanghai 200040

People’s Republic of China

Telephone: +86 21 6109 7000

April 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

1	Name of Reporting Person Perfect World Co., Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,326,005(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,326,005 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,326,005 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14	Type of Reporting Person CO

(1)

Perfect World Co., Ltd. will purchase 30,326,005 Class A ordinary shares of the Issuer from Shanda SDG Investment Limited pursuant to a share purchase agreement dated April 18, 2014. For a brief description of the share purchase agreement, please refer to Item 3 and Item 4.

(2)

percentage calculated based on total Class A ordinary shares of the Issuer outstanding as of March 31, 2014 plus 30,326,005 Class A ordinary shares of the Issuer to be converted from Class B ordinary shares of the Issuer and purchased by Perfect World Co., Ltd. pursuant to the share purchase agreement dated April 18, 2014. For a brief description of the share purchase agreement, please refer to Item 3 and Item 4. As of March 31, 2014, 156,748,668 Class A ordinary shares (including Class A ordinary shares represented by American depository shares) and 380,127,724 Class B ordinary shares were outstanding.

INTRODUCTION

This statement on Schedule 13D (this “Statement”) is filed by Perfect World Co., Ltd. (the “Reporting Person”) with respect to Shanda Games Limited (the “Issuer”).

Item 1.      Security and Issuer.

This Statement relates to Class A ordinary shares, par value US$0.01 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.01 per share (“Class B Ordinary Shares”), of the Issuer. The principal executive office of the Issuer is located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, the People’s Republic of China.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing two Class A Ordinary Shares, are listed on the NASDAQ Global Select Market under the symbol “GAME.”

ITEM 2.      IDENTITY AND BACKGROUND:

(a)-(c) This Statement is being filed by the Reporting Person,  a company established under the laws of the Cayman Islands, with its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Certain information required by this Item 2(a)-(c) and (f) concerning the directors and executive officers of the Reporting Person is set forth on Schedule I annexed hereto, which is incorporated herein by reference.

(d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of its directors or executive officers listed on Schedule I hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

(i) On April 18, 2014, the Reporting Person entered into a share purchase agreement (the “PW Share Purchase Agreement”) with Shanda SDG Investment Limited (“SDG”), pursuant to which, the Reporting Person will purchase from SDG 30,326,005 Class A Ordinary Shares of the Issuer for an aggregate consideration of approximately US$100 million. The Reporting Person will obtain the funds used to acquire shares under the PW Share Purchase Agreement from working capital.

(ii) It is anticipated that, at the price per ordinary share of the Issuer set forth in the Proposal (as described in Item 4 below), approximately US$438.3 million will be expended in acquiring approximately 127.0 million outstanding Class A Ordinary Shares (calculated based on the number of Class A Ordinary Shares outstanding as of September 30, 2013) owned by shareholders of the Issuer other than the Consortium (as defined below) in connection with the Transaction (as defined below).

It is anticipated that the Transaction will be financed with a combination of debt and equity capital. The equity financing would be provided from the Consortium Members (as defined below) and additional members accepted into the Consortium (as defined below) in the form of cash.

ITEM 4.      PURPOSE OF TRANSACTION:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (the “Primavera,” together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, the Consortium Members submitted the Proposal to the Board. In the Proposal, the Consortium Members proposed to acquire the Issuer in a going private transaction at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or US$3.45 in cash per Class A or Class B Ordinary Share. According to the Proposal, the Consortium Members do not intend to sell their stake in the Issuer to any third party. SDG, a British Virgin Islands corporation and a direct wholly-owned subsidiary of Shanda Interactive, may consider selling additional shares of the Issuer to the Consortium. The Consortium Members intend to finance the Transaction through a combination of debt and equity financing. For a brief description of the financing plan, please refer to Item 3.

On January 27, 2014, SDG and Primavera entered into a share purchase agreement (the “Share Purchase Agreement”), pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares at US$2.7625 per Class A Ordinary Share.

On April 18, 2014, SDG and the Reporting Person entered into the PW Share Purchase Agreement pursuant to which SDG agreed to sell, and the Reporting Person agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where the Reporting Person is part of the buyer consortium and the price per share in the going-private transaction (the “Going-private Price”) is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of PW Purchase Shares where the Reporting Person is not part of the buyer consortium solely due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, the Reporting Person shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares.  Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall pay to the Reporting Person an amount equal to the PW Purchase Price in exchange for the PW Purchase Shares. The PW Share Purchase Agreement is subject to certain customary closing conditions.  The satisfaction of all closing conditions and the closing is expected to occur in thirty calendar days after the date of the PW Share Purchase Agreement.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and the Reporting Person entered into an adherence agreement (the “Adherence Agreement”), pursuant to which the Reporting Person became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after April 18, 2014 shall include the Reporting Person.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Act would be terminated.

Descriptions of the Proposal, the Consortium Agreement, the Share Purchase Agreement, the PW Share Purchase Agreement and the Adherence Agreement in this Statement are qualified in their entirety by reference to the Proposal, the Consortium Agreement, the Share Purchase Agreement, the PW Share Purchase Agreement and the Adherence Agreement, which are filed hereto as Exhibits 7.01, 7.02, 7.03, 7.04 and 7.05, and incorporated herein by reference in their entirety.

In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or be consummated. The Proposal provides that no binding obligation shall arise with respect to the Transaction unless and until definitive agreements have been executed.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER:

(a) – (b) The following disclosure assumes that there were a total of 156,748,668 Class A Ordinary Shares and 380,127,724 Class B Ordinary Shares outstanding as of March 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of the date hereof, Shanda Interactive, through its wholly owned subsidiary SDG, beneficially owns 380,127,724 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of March 31, 2014, or approximately 70.8% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

As of the date hereof, Primavera holds 28,959,276 Class A Ordinary Shares, representing approximately 18.5% of the Class A Ordinary Shares of the Issuer outstanding as of March 31, 2014, or approximately 5.4% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

30,326,005 Class B Ordinary Shares held by SDG will be converted into Class A Ordinary Shares on a one-to-one basis and sold to Reporting Person pursuant to the PW Share Purchase Agreement, representing approximately 16.2% of the Class A Ordinary Shares of the Issuer outstanding as of March 31, 2014 or approximately 5.6% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer.

Pursuant to Section 13(d)(3) of the Act, Shanda Interactive, Primavera and the Reporting Person may, as a result of entering into the Consortium Agreement and the submission of the Proposal, be considered to be a “group.” Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares as may be beneficially owned by Shanda Interactive or Primavera for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth Items 3 and 4, to the best knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

The descriptions of the principal terms of the Proposal, the Consortium Agreement, the Share Purchase Agreement, the PW Share Purchase Agreement and the Adherence Agreement under Item 3 and 4 are incorporated herein by reference in their entirety.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7.01:

Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.02:

Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:

Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:

Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.05:

Adherence Agreement among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 24, 2014

PERFECT WORLD CO., LTD.

By:	/s/ Michael Yufeng Chi
Name: Michael Yufeng Chi
Title: Director

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING

THE DIRECTORS AND EXECUTIVE OFFICERS OF PERFECT WORLD CO., LTD.

Name	Present Principal Occupation or Employment	Business Address	Citizenship

Michael Yufeng Chi	Chairman of the board of directors	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

Daniel Dong Yang

Mr. Daniel Dong Yang has served as the independent director of Perfect World Co., Ltd. since October 31, 2009. Mr. Yang has been a partner of SAIF Partners, an Asian private equity firm, since 2004. He currently serves as a director of several companies, such as Vancl.com and 58.com, both of which are IT companies located in China.

		Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	Hong Kong, The People’s Republic of China

Bing Xiang

Dr. Bing Xiang has served as the independent director of Perfect World Co., Ltd. since July 25, 2007. Dr. Xiang has served as an independent director of a number of public companies listed on New York Stock Exchange, Shenzhen Stock Exchange and Hong Kong Stock Exchange, respectively. For example, he is the independent director of Yunnan Baiyao Group Co., Ltd. and Dan Form Holdings Company Limited. Dr. Xiang has been a professor of accounting and Dean at the Cheung Kong Graduate School of Business since 2002.

		Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	Hong Kong, The People’s Republic of China

Han Zhang

Mr. Han Zhang has served as the independent director of Perfect World Co., Ltd. since July 2008. Since 2007, Mr. Zhang has served as a partner of Share Capital Partners Ltd., a Chinese venture capital firm.

		Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

Robert Hong Xiao	Chief Executive Officer	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	United States of America

Kelvin Wing Kee Lau	Chief Financial Officer	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101,	Hong Kong, The People’s Republic of China

People’s Republic of China.

Di He	Chief Technology Officer	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

Qing Li	Chief Development Officer	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

Qi Zhu	Chief Publishing Officer, Asia	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

Alan Chen	Chief Publishing Officer, U.S. & Europe	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	Canada

Xiaoyin Lu	Chief Artist	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

Alex Yiran Xu	Chief Business Officer	Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District Beijing 100101, People’s Republic of China.	The People’s Republic of China

INDEX TO EXHIBITS

Exhibit 7.01:                          Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.02:                          Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:                          Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:                          Share Purchase Agreement between Shanda SDG Investment Limited and Perfect World Co., Ltd. dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.05:                          Adherence Agreement by and among Perfect World Co., Ltd., Shanda Interactive Entertainment Limited, Primavera Capital (Cayman) Fund I L.P., dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to amendment No. 2 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).